Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

When the transaction referred to in note 25 of the Notes to Consolidated Financial Statements has been consummated, we will be in a position to render the following consent

/s/ KPMG LLP

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated May 17, 2012, except as to note 25, which is as of July 30, 2012, contains an explanatory paragraph that states that the Predecessor was acquired through a merger on July 12, 2010. As a result of the merger, the consolidated financial information for periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

Irvine, California

July 30, 2012